UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                      Merrill Lynch & Co., Inc.

(Name of Issuer)

     Common Stock, par value $1.33 1/3 per share

(Titles of Class of Securities)

                                   590188108

(CUSIP Number)

                                  August1, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590188108		13G/A
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Korea Investment Corporation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Korea
NUMBER OF	5	SOLE VOTING POWER 72,415,317
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 72,415,317
WITH:	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,415,317
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7% (1)
12		TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

(1) Based on a total of 1,528,978,506 shares of Common Stock outstanding as of August 1, 2008.

Item 1(a).	Name of Issuer:

The name of the issuer is Merrill Lynch & Co., Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4 World Financial Center, New York, New York 10080

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G is being filed on behalf of Korea Investment Corporation (“KIC”), a statutory corporation created under the Korea Investment Corporation Act of The Republic of Korea (“Korea”), which beneficially owns the shares of Common Stock of the Issuer reported herein.

Items 2(b).	Address of Principal Business Office or, if none, Residence:
16F Seoul Finance Center 84 Taepyungro 1-ga, Jung-gu Seoul 100-768 Korea
Items 2(c).	Citizenship:
The Republic of Korea.
Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $1.33 1/3 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

590188108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):
Not applicable.
Item 4.	Ownership
(a) Amount Beneficially Owned:
See responses to Item 9 on the cover page.

Page 3 of 6 Pages

	(b)	Percent of Class:
See responses to Item 11 on the cover page.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on the cover page.
		(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on the cover page.
		(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on the cover page.
		(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on the cover page.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

Page 4 of 6 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2008

KOREA INVESTMENT CORPORATION

By: /s/ Yong Duk Park

Name: Yong Duk Park

Title: Chief Compliance Officer

Page 6 of 6 Pages